October 1, 2024

Mark Pearson
Chief Executive Officer
Equitable Holdings, Inc.
1290 Avenue of the Americas
New York, New York 10104

       Re: Equitable Holdings, Inc.
           Registration Statement on Form S-3
           Filed September 19, 2024
           File No. 333-282204
Dear Mark Pearson:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Benjamin Nixon, Esq.